

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2012

<u>Via E-mail</u>
Alexander J. Hume
Controller
Zions Bancorporation
One South Main, 15th Floor
Salt Lake City, Utah 84133

> **Re: Zions Bancorporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 12, 2012**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2012**
> **Filed August 8, 2012**
> **File No. 001-12307**

Dear Mr. Hume:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Item 3. Legal Proceedings, page 18</u>

1.   We note your disclosure of pending class action lawsuits on page 158 as well as your disclosure that these matters could be material to your results or cash flows in part

because of very large or indeterminate damages sought in some of these matters on page 159. Please revise future filings to clarify the relief sought in material pending legal proceedings.

Item 7. Management's Discussion and Analysis of Financial Condition . . . , page 23

Focus on Growth Markets, page 23

2.   We note your disclosure, such as in this section, of your geographic footprint. We also note your disclosure, such as on pages 178-180, of the portion of your net interest income and other noninterest income generated by Zions Bank, CB&T, and Amegy. Please revise future filings where appropriate to clarify your most significant market areas and to describe any material risks related to geographic concentration. Please also provide more specific disclosure regarding the trends in the states in your geographic footprint. For example, clarify which states have experienced higher rates of economic growth, which states have experienced a significant slowing in economic activity, and how these trends impact your business.

Business Segment Results, page 47

3.   We note your disclosure on page 180 related to your "Other" segment. Please expand future filings to describe significant components of income and expense for your "Other" segment as well as the reason for material changes within this segment from prior periods.

Risk Elements, page 67

Consumer Loans, page 73

4.   You disclose on page 73 that you sell "conforming" fixed rate loans to third parties, including Fannie Mae and Freddie Mac, for which you make representations and warranties as to meeting certain underwriting and collateral documentation standards. You also disclose that you do not estimate that you have any material financial risk as a result of your foreclosure practices or loan "put-backs" by Fannie Mae or Freddie Mac and you have not established any reserves related to these items. Please revise your future filings to disclose whether you have received any repurchase requests related to these loans and quantify the amount of such requests. In addition, to the extent that the amount of repurchase requests received has been material, please disclose the following:

- The level of resolved claims during the periods presented, including disclosure of the amount paid to resolve the claims and the unpaid principal balance of the claims resolved; and

- The level of unresolved claims existing at the balance sheet date, including the related amount of unpaid principal balance and interest.

Nonperforming Assets, page 75

5.   We note that you experienced significant declines in nonperforming lending-related assets in recent periods with decreases of 42% and 34% in 2011 and 2010, respectively. We further note your disclosure that decreases in nonaccrual loans can be attributable to pay-downs, write-offs or the return of loans to accrual status. To provide greater transparency into the key drivers of these changes, please consider providing a rollforward of both your nonaccrual loans and other real estate owned in your future filings.

Interest Rate and Market Risk Management, page 79

Interest Rate Risk, page 80

6.   We note that you monitor interest rate risk through the use of two complementary methods – duration of equity and income simulation. Please address the following with respect to your use of these models:

- Tell us and revise your disclosure in future filings to disclose the assumptions used in your duration of equity base case scenario presented in Schedule 33 on page 82. For example, clarify whether your base case scenario is calculated in the manner described on page 81 whereby interest rates are both increased and decreased by 1% in order to calculate the average change in fair value (or dollar duration) of all assets, liabilities and derivatives.

- Clarify how your duration of equity was calculated under the second scenario disclosed in Table 33 (interest rates increased by 200 bps) given that your model description on page 81 discusses simultaneous increases and decreases to interest rates. For example, clarify whether under this scenario interest rates were also decreased by 200 bps (or to 0%) in order to calculate the dollar duration of equity. To the extent that this only represents a scenario where interest rates are increased by 200 bps, please tell us why you do not disclose and/or perform a duration of equity scenario based on a decrease in interest rates.

- Clarify how you ultimately arrive at the amounts presented in Schedule 33 given your disclosure on page 81 that as a result of uncertainty about the maturity and re-pricing characteristics of both deposits and loans, you estimate ranges of duration and income simulation under a variety of assumptions and scenarios. Please also provide us with an example of these ranges as of December 31, 2011 given your disclosure that you view the results of both models as falling within a wide range of possibilities.

- With respect to the internal policy limits set for each model, discuss your procedures for addressing any breaches of such limits and whether any breaches of these internal policy limits have occurred during the periods presented. In this regard, we note that you discuss policy exceptions granted by your Board with respect to your duration of equity, but you do not discuss the implications if interest income simulation results fell outside of your prescribed limits.

- Provide additional context as to how investors should review the outputs of these models given the differences in the outputs of each model under the various interest rate scenarios. For example, more clearly explain how to evaluate a (1.5%) duration of equity under a scenario where interest rates are increased by 200 bps in relation to a 7.4% increase in interest sensitive income under the same scenario.

Liquidity Risk, page 83

Liquidity Management Actions, 85

7. We note that you provide a discussion of your liquidity management activities at both the parent and bank subsidiary levels on pages 85-87. To supplement this discussion and provide increased transparency into your liquidity position, please consider providing tabular disclosure in your future filings of your available liquidity sources such as unencumbered cash, high-quality liquid assets and available borrowing capacity.

8. As a related matter, we note your disclosure that "cash receipts from subsidiaries and investments currently do not cover the Parent's interest and dividend payments." Please tell us, and revise your future filings to discuss, the actions taken to remedy this cash deficiency and the implications it may have on your future liquidity position and operating results. For example, to the extent that you were required to increase your borrowings as a result of this deficiency, discuss the implications that this will have on your level of interest expense in future periods.

Notes to Consolidated Financial Statements

Note 6. Loans and Allowance for Credit Losses, page 115

Allowance for Credit Losses, page 116

9.   We note that for consumer loans, you use roll rate models to forecast probable inherent loses and that you estimate roll rates for these loans using recent delinquency and loss experience. Please revise your disclosure in future filings as follows:

- Confirm that you segment your consumer loan portfolio into separate pools based on common risk characteristics and that roll rates based on historical delinquency and loss experience are separately calculated for each pool.

- Explain how housing market trends are incorporated into your allowance for loan losses in your consumer segment. For example, explain whether such factors are incorporated through adjustments to your historical loss rates or through qualitative adjustments.

10.   We note that you made certain refinements to your allowance for loan losses model during the fourth quarter of 2011, including a change to certain assumptions used in your quantitative estimate for your commercial and commercial real estate (CRE) segments as well as your method for determining appropriate qualitative adjustments. Please address the following:

- We note that you began using a look-back period of 60 months in the fourth quarter of 2011 in your loss migration model for your commercial and CRE portfolios and that prior to this change you used "several look-back periods." Please revise your disclosure in future filings to clarify whether the change to 60 months represents a shorter or longer look-back period than what was previously used. Please also discuss whether you made any corresponding adjustments to your qualitative factors to account for the shortening/lengthening of the look-back period considering the economic conditions and related loss experience captured in that period.

- We note that you changed the method by which your qualitative adjustment was determined from a single value estimate to your best estimate from within a range of estimates. Revise your future filings to discuss how you determine the point in the range that represents your best estimate of the additional allowance required for such qualitative and environmental factors.

Note 8. Derivative Instruments and Hedging Activities, page 133

11.   We note your disclosures that you have $94.8 million of derivatives in a liability position as of December 31, 2011. Please clarify whether you were required to post collateral for derivative contracts in a net liability position. Also, please disclose whether any of your derivative contracts have credit-risk related contingent features that could be triggered for any derivative instruments that are in a net liability position at December 31, 2011, and if so, revise your future filings to provide the disclosures required by ASU 815-10-50-4H.

Note 18. Commitments, Guarantees, Contingent Liabilities, and Related Parties, page 156

Legal Matters, page 158

12.   We note your disclosure on page 159 that you are able to estimate a range of reasonably possible losses for only a limited number of matters and that as of December 31, 2011 you estimated an aggregate range of reasonably possible losses of $3 million to $75 million, including the accrued liability, if any, related to these matters. In order to provide more transparency around the potential loss exposure that is not already reflected in your financial statements, please revise your disclosure in future filings to disclose your range of reasonably possible losses *in excess of amounts accrued*. Refer to paragraphs 3-4 of ASC 450-20-50.

Item 15. Exhibits, Financial Statement Schedules, page 187

13.   Please file as exhibits your written agreements with your named executive officers mentioned on page 18 of your definitive proxy statement filed on April 12, 2012.

Definitive Proxy Statement on Schedule 14A

Setting Executive Compensation, page 18

14.   We note that a majority of the companies included in your CPP peer group had repaid their TARP funds prior to the fourth quarter of 2011 when McLagan updated its 2010 study. Please tell us whether the Committee considered data regarding these CPP peer companies when making CPP-compliant restricted stock grants for 2011 and when setting compensation packages for 2012. If so, tell us what consideration the Committee gave to the repayment of TARP funds.

Restricted Shares, page 25

15.   We note your disclosure on page 26 that you awarded your NEOs restricted shares that would have a value at the time of the award equal to 44% of each NEO's total salary. However, we note that the values of the restricted stock awards included in the summary

compensation table on page 36 appear to range from approximately 37.5% to 50% of total salary. Please tell us how this disclosure is consistent. Please also tell us, and revise future filings to describe, the reasons for differences in the level of restricted stock awards between your named executive officers and the factors considered in determining whether and to what extent the awards should be in the form of restricted stock and restricted stock units.

Compensation Tables, page 35

16.   Tell us why you have included the restricted stock awards made on January 27, 2012 in the Summary Compensation Table and in the Grant of Plan Based Awards Table.

Certain Relationships and Related Transactions, page 45

Ordinary Course Loans, page 45

17.   Please tell us and revise future filings to indicate whether the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. If not, provide the disclosure required by Item 404 of Regulation S-K. See Instruction 4(c)(ii) to Item 404(a).

Compensation of Directors, page 45

18.   Please expand your disclosure in future filings to include the number of shares of restricted stock granted to each of your directors, the material terms of these stock awards, and the aggregate number of stock awards outstanding at fiscal year-end.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Notes to Consolidated Financial Statements

Note 9. Fair Value, page 40

19.   We were unable to locate a description of the valuation processes used for your level 3 fair value measurements (for example, how you decide your policies and procedures and analyze changes in measurements from period to period) as required by ASC 820-10-50-2f and 820-10-55-105. Please revise future filings to provide these disclosures.

20.   We were unable to locate the disclosures required by ASC 820-10-50-2bb and 820-10-50-2c3 with respect to any transfers between levels 1, 2 and 3 during the period. Please revise your future filings to provide these disclosures or, if true, state that you did not have any such transfers.

Management's Discussion and Analysis of Financial Condition . . . , page 57

Risk Elements – Credit Risk Management, page 75

Consumer Loans, page 80

21.   We note your disclosure on page 81 that as of June 30, 2012 0.31% of your HECL portfolio was 90 days or more past due. We also note that $1.1 billion of your $2.2 billion HECL portfolio is secured by junior liens. Please tell us and revise your disclosure in future filings to discuss the procedures you perform to evaluate the performance of the associated senior liens in determining your accrual policy for your HECLs in a junior lien position. Reference is made to Interagency Supervisory Guidance that was issued by the FFIEC in January 2012.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Sasha Pechenik at (202) 551-3541 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Michael Seaman at (202) 551-3366 with any other questions.

                                        Sincerely,

                                        /s/ Michael Seaman for

                                        Suzanne Hayes
                                        Assistant Director